Consolidated Financial Statements

FRONTEER GOLD INC.
(FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)

Nine months ended September 30, 2010 and 2009

(Expressed in thousands of Canadian dollars)

FRONTEER GOLD INC.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2010

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by, and are the responsibility of, the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an auditor.

FRONTEER GOLD INC. (formerly Fronteer Development Group Inc.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars - unaudited)

	September 30,	December 31,
	2010	2009

Assets
Current assets:
Cash	$93,411	$56,682
Short-term deposits	69,732	90,630
Restricted cash	-	589
Accounts receivable and other	2,654	1,411
	165,797	149,312
Property & equipment	11,953	5,363
Long term investments (Note 6)	9,265	16,662
Reclamation deposits	3,831	3,578
Exploration properties and deferred exploration expenditures (Note 7)	317,887	332,739
Equity investments in Turkish Properties (Note 8)	2,233	13,530
	$510,966	$521,184
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$4,856	$4,155
Due to joint venture partner	8	541
Asset retirement obligations	52	123
	4,916	4,819
Due to joint venture partner	201	201
Asset retirement obligations	1,064	1,057
Future income taxes	34,704	50,180
Other long-term liability (Note 8)	5,173	-
Shareholders' Equity
Share capital (Note 9)	430,137	425,397
Contributed surplus	35,907	31,278
Accumulated other comprehensive income (loss)	2,752	(712)
Retained earnings (accumulated deficit)	(3,888)	8,964
	464,908	464,927
	$510,966	$521,184

Nature of operations (Note 1)
Subsequent events (Notes 7 and 12)
Commitments (Note 10)

The accompanying notes form an integral part of these consolidated financial statements

Approved by the Board of Directors:

"Jo Mark Zurel"	"George Bell"
Director	Director

FRONTEER GOLD INC. (formerly Fronteer Development Group Inc.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Operations
(Expressed in thousands of Canadian dollars, except per share amounts - unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

Operating expenses:
Write-down of exploration properties and deferred exploration expenditures (Note 7)	$33,676	$3,610	$34,486	$4,224
Stock-based compensation	733	599	5,049	3,855
Wages and benefits	1,237	1,231	3,923	3,674
Office and general	617	843	2,370	2,428
Professional fees	500	787	1,613	2,118
Property investigation	187	595	1,471	1,690
Investor relations, promotion and advertising	738	167	1,415	983
Amortization	132	159	354	370
Listing and filing fees	6	11	236	269
Liability accretion	44	13	132	42
Disposal of capital assets	2	65	77	119
Site restoration	26	-	38	-

Loss from operations	37,898	8,080	51,164	19,772

Other income (expenses):
Gain on sale of equity investment in Turkish properties (Note 8)	-	-	18,758	-
Interest income	860	1,254	2,384	3,316
Foreign exchange gain (loss)	838	3,210	906	6,024
Other income	269	178	576	229
Change in fair value of financial instruments	557	4,982	557	5,391
Equity loss of Aurora Energy Resources Inc.	-	-	-	(904)
Equity income (loss) from Turkish Properties	(7)	(1)	(74)	6
Loss on sale of mineral property	-	-	(108)	-
Gain (loss) on sale of long-term investments (Note 6)	1,109	9,286	(394)	9,286

	3,625	18,909	22,605	23,348

Income (loss) before income taxes	(34,273)	10,829	(28,559)	3,576

Current income tax expense	-	-	-	-
Future income tax recovery	13,116	1,060	15,707	4,347

	13,116	1,060	15,707	4,347

Net income (loss) for the period	$(21,157)	$11,889	$(12,852)	$7,923

Earnings (loss) per common share, basic	$(0.18)	$0.10	$(0.11)	$0.07
Earnings (loss) per common share, diluted	$(0.18)	$0.09	$(0.11)	$0.07

Weighted average number of common shares outstanding
Basic	120,665,914	118,765,666	120,249,665	109,954,684
Diluted	120,665,914	126,257,407	120,249,665	111,727,105

The accompanying notes form an integral part of these consolidated financial statements

FRONTEER GOLD INC. (formerly Fronteer Development Group Inc.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statement of Cash Flows
(Expressed in thousands of Canadian dollars - unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

Cash provided (used for):
Operating activities:
Net income (loss) for the period	$(21,157)	$11,889	$(12,852)	$7,923
Items not affecting cash:
Stock-based compensation	733	599	5,049	3,855
Sale of investments	(1,109)	(9,286)	394	(9,286)
Write-down of exploration properties and deferred exploration expenditures	33,676	3,610	34,486	4,224
Amortization	132	159	354	370
Reclamation expenditures	-	13	-	42
Sale of mineral property	-	-	108	-
Liability accretion	44	-	132	-
Equity income from Turkish properties	7	1	74	(6)
Equity in loss of Aurora Energy Resources Inc.	-	-	-	904
Disposal of capital assets	2	65	77	119
Foreign exchange	(838)	(3,210)	(906)	(6,024)
Change in fair value of financial instruments	(557)	(4,982)	(557)	(5,391)
Future income taxes	(13,116)	(1,060)	(15,707)	(4,347)
Gain on sale of properties	-	-	(18,758)	-
Changes in non-cash working capital:
Accounts receivable and other	(327)	327	(344)	(25)
Accounts payable and accrued liabilities	188	993	195	(1,230)
Amounts due from related parties	-	-	-	-

Cash used in operating activities	(2,321)	(882)	(8,255)	(8,872)

Financing activities:
Cash received on exercise of options	250	152	2,794	438
Share issue costs	-	-	-	(211)

Cash provided by financing activities	250	152	2,794	227

Investing activities:
Change in accounts receivable and other	(868)	177	(897)	(52)
Change in accounts payable and accrued liabilities	497	(1,177)	507	(2,623)
Restricted cash	-	(604)	-	(604)
Cash acquired in acquisition of Aurora	-	(3)	-	1,990
Reclamation expenditures incurred	-	-	(72)	-
Maturity of short-term deposits	-	(3,094)	22,803	1,507
Purchase of investments	(5,521)	-	(7,771)	(3,060)
Proceeds from sale of investments	5,575	11,841	39,699	11,841
Proceeds from sale of equity investments in Turkish properties	-	-	16,562	-
Proceeds from sale of equipment	59	-	59	-
Reclamation bonds	(54)	(45)	(214)	(181)
Due to joint venture partners	(1,571)	1,415	(533)	1,415
Purchase of property and equipment	(6,566)	(2,291)	(7,370)	(2,733)
Acquisition of mineral properties (Note 5)	-	-	(4,763)	-
Cash received on sale of mineral property	-	-	359	-
Investment in Turkish Properties	(478)	-	(1,322)	(79)
Interest in exploration properties and deferred exploration expenditures	(10,904)	(8,639)	(21,108)	(16,243)
Recovery of deferred exploration expenditures	3,557	2,725	7,003	5,301

Cash provided by (used in) investing activities	(16,274)	305	42,942	(3,521)

Effect of exchange rate difference on cash	(1,156)	(504)	(752)	(349)

Increase (decrease) in cash	(19,501)	(929)	36,729	(12,515)

Cash, beginning of period	112,912	19,356	56,682	30,942

Cash, end of period	$93,411	$18,427	$93,411	$18,427

Non-cash investing and financing activities:
Common stock issued upon acquisition of Aurora	$-	$-	$-	$101,329
Fair value of options issued upon acquisition of Aurora	$-	$-	$-	$3,022
Common stock of Alamos Gold received upon sale of Turkish assets	$-	$-	$20,416	$-

The accompanying notes form an integral part of these consolidated financial statements

FRONTEER GOLD INC. (formerly Fronteer Development Group Inc.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statement of Shareholders' Equity
(Expressed in thousands of Canadian dollars, except share amounts - unaudited)

	Common Shares			Accumulated	Retained
				Other	earnings	Total
			Contributed	Comprehensive	(accumulated	Shareholders'
	Shares	Amount	Surplus	Income (Loss)	deficit)	Equity
	#	$	$	$	$	$

Balance as at December 31, 2008	83,551,050	321,201	23,731	-	(6,397)	338,535

Shares issued in Aurora acquisition	34,940,890	101,329	-	-	-	101,329
Share issue costs	-	(211)	-	-	-	(211)
Recognition of future income tax effect of share issue costs	-	57	-	-	-	57
Exercise of stock options	295,024	726	(288)	-	-	438
Stock-based compensation	-	-	8,007	-	-	8,007
Other comprehensive income	-	-	-	56	-	56
Recognition of future tax liability on long term investments	-	-	-	(5)	-	(5)
Net income for the period	-	-	-	-	7,923	7,923

Balance as at September 30, 2009	118,786,964	423,102	31,450	51	1,526	456,129

Exercise of stock options	922,122	2,295	(785)	-	-	1,510
Stock-based compensation	-	-	613	-	-	613
Other comprehensive loss	-	-	-	(872)	-	(872)
Recognition of future tax liability on long term investments	-	-	-	109	-	109
Net income for the period	-	-	-	-	7,438	7,438

Balance as at December 31, 2009	119,709,086	425,397	31,278	(712)	8,964	464,927

Exercise of stock options	994,770	4,740	(1,946)	-	-	2,794
Stock-based compensation	-	-	6,575	-	-	6,575
Other comprehensive income	-	-	-	3,960	-	3,960
Recognition of future tax liability on long term investments	-	-	-	(496)	-	(496)
Net loss for the period	-	-	-	-	(12,852)	(12,852)

Balance as at September 30, 2010	120,703,856	430,137	35,907	2,752	(3,888)	464,908

Consolidated Statement of Comprehensive Income (Loss)
(Expressed in thousands of Canadian dollars - unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

Net income (loss) for the period	$(21,157)	$11,889	$(12,852)	$7,923
Other comprehensive items:
Unrealized gains on long-term investments, net of taxes	1,739	6	2,725	51
Reclassification of loss (gain) on disposal of investment included in net income	1,571	(1,959)	733	-

Total comprehensive income (loss)	$(17,847)	$9,936	$(9,394)	$7,974

The accompanying notes form an integral part of these consolidated financial statements

FRONTEER GOLD INC. (FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the nine months ended September 30, 2010 and 2009 (unaudited)

1.	NATURE OF OPERATIONS

Fronteer Gold Inc. (formerly Fronteer Development Group Inc.) (the “Company” or “Fronteer”) has international operations focused on the acquisition, exploration and development of mineral resource properties. The Company has not yet determined whether these properties contain resources that are economically recoverable. The recoverability of the carrying values of exploration properties and deferred exploration expenditures is dependent upon the delineation of economic reserves, the preservation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain financing necessary to complete development of the properties and their future profitable production or, alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis (see Notes 7 and 8).

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These unaudited interim consolidated financial statements follow the same accounting policies as our most recent audited consolidated financial statements, except as noted below. They do not contain all the information required for annual financial statements and should be read in conjunction with the annual consolidated financial statements. In the opinion of management, all of the adjustments necessary to fairly present the interim consolidated financial statements set forth herein have been made.

Business combinations

In January 2009, the CICA issued Handbook Sections 1582 - Business Combinations, 1601 – Consolidated Financial Statements and 1602 – Non-controlling interests which replace CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards. Section 1582 also specifies a number of changes including: an expanded definition of a business, a requirement to measure all business acquisitions initially at fair value, a requirement to measure non-controlling interests initially at fair value and a requirement to recognize acquisition-related costs as expenses. Section 1582 applies prospectively to business combinations occurring on or after January 1, 2011. Sections 1601 and 1602 are required for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Earlier adoption of these sections is permitted, which requires that all three sections be adopted at the same time. The changes resulting from adoption of these sections have been applied prospectively from January 1, 2010 to any applicable business combinations.

3.	CAPITAL DISCLOSURES

The Company considers the items included in the consolidated statement of shareholder’s equity as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

FRONTEER GOLD INC. (FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the nine months ended September 30, 2010 and 2009 (unaudited)

4.	FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT

The Company is exposed to various degrees of financial instrument related risks. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company’s credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk and liquid financial assets through maintaining the majority of its cash and cash equivalents, and short-term deposits with Canadian Chartered Banks and its reclamation deposits with A+ or higher rated US financial institutions. The Company does not have financial assets that are invested in asset backed commercial paper.

Liquidity Risk

The Company manages its capital in order to meet short term business requirements, after taking into account cash flows from operations, expected capital expenditures and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short term requirements. In the long term, the Company may have to issue additional shares to ensure there is sufficient capital to meet long term objectives. The Company’s cash is invested in business bank accounts and is available on demand for the Company’s programs, and is not invested in any asset backed deposits/investments. The Company’s financial liabilities have varying maturities: i) accounts payable and accrued liabilities are payable within a 90 day period and are to be funded from cash on hand, ii) amounts due to joint venture partners have an indeterminate maturity as they are based on the Company’s Long Canyon project.

Market Risk

The significant market risks to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk. These are further discussed below:

Foreign Exchange Risk

The results of the Company’s operations are exposed to currency fluctuations. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements. The fluctuation of the US dollar and other currencies in relation to the Canadian dollar will consequently have an impact upon the financial results of the Company and may also affect the value of the Company’s assets, liabilities and shareholders’ equity. The Company has not entered into any derivative contracts to manage foreign exchange risk at this time.

Financial instruments that impact the Company’s net income or other comprehensive income due to currency fluctuations include: US dollar denominated cash, accounts receivable, accounts payable and other long-term liability. The sensitivity of the Company’s net loss and other comprehensive loss due to a 10% change in the exchange rate between the US dollar and the Canadian dollar, based on US dollar denominated financial instruments outstanding at September 30, 2010, is $522,000.

FRONTEER GOLD INC. (FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the nine months ended September 30, 2010 and 2009 (unaudited)

4.	FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT (continued)

Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding short term investments. The Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. The Company monitors this exposure and does not enter into any derivative contracts to manage this risk.

Our interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents and short term deposits. Cash and cash equivalents receive interest based on market interest rates. Based on cash and cash equivalents and short-term deposits outstanding at September 30, 2010, with other variables unchanged, a 10% change in the interest rate would decrease (increase) our net income (in thousands) by $365 (December 31, 2009 - $385), based on cash and cash equivalents and short term deposits held on that date. There would be no significant effect on other comprehensive income.

The Company’s financial liabilities are not exposed to interest rate risk.

Commodity Price Risk

The value of the Company’s mineral resource properties and equity investments are related to the price of gold, uranium, copper and other minerals and the outlook for these minerals. The Company does not have any hedging or other commodity based risks respecting its operations.

Gold, uranium, copper and other mineral prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold and uranium.

Fair Value Estimation

The carrying value of the Company’s financial assets and liabilities approximates their estimated fair value.

The fair value of the asset retirement obligations are determined by discounting the value of the estimated future reclamation and property closure costs using a risk-free discount rate.

The Company’s financial liabilities are not exposed to interest rate risk.

Equity Price Risk

Equity price risk is the risk that the fair value of, or future cash flows from the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to equity price risk in trading investments and unfavorable market conditions that could result in dispositions of its investments at less than favorable prices. Additionally, the Company marks its long term investments in equity securities and investments in share purchase warrants to market at each reporting period. This process could result in significant write downs of the Company’s investments over one or more reporting periods, particularly during periods of declining resource equity markets.

FRONTEER GOLD INC. (FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the nine months ended September 30, 2010 and 2009 (unaudited)

5.	ACQUISTION OF NEVADA EAGLE RESOURCES

On April 23, 2010, the Company acquired 100% of the outstanding limited liability company interests in Nevada Eagle Resources, LLC (“Nevada Eagle”) from Gryphon Gold Corporation for cash consideration of US$4,750,000 ($4,763,000 Canadian dollars). The Company has accounted for the acquisition of Nevada Eagle as a business combination using the acquisition method. The Company has consolidated the assets and operations acquired from the date of acquisition.

The fair value of the acquired identifiable assets is provisional pending receipt of the final valuations for those assets.

In $ ‘000s
Purchase consideration	4,763

Fair value of business acquired	4,763

The assets and liabilities as of April 23, 2010, arising from the acquisition are as follows:

In $ ‘000s
Exploration properties and deferred exploration expenditures	4,763
4,763

The Company’s management anticipates that there will be no resulting goodwill.

FRONTEER GOLD INC. (FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the nine months ended September 30, 2010 and 2009 (unaudited)

6.	LONG TERM INVESTMENTS

The Company, from time to time, may make strategic investments in other publicly traded entities. These investments are treated as long-term investments and may take the form of common shares and share purchase warrants.

For accounting purposes, the Company has determined that any share purchase warrants held are derivative financial instruments and any change in fair value is included in earnings for the period. The fair value of share purchase warrants is measured using the Black-Scholes option pricing model. Any common shares (equities) held are designated as available-for-sale and any change in fair value is included in other comprehensive income, until such time as the common shares are sold or otherwise disposed of at which time any gains or losses will be included in earnings for the period.

Inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement are summarized in the three level hierarchies below:

- Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities
- Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
- Level 3 – Inputs that are not based on observable market data.

The following table illustrates the classification of the Company’s financial instruments with the fair value hierarchy as at September 30, 2010, and December 31, 2009 (in thousands):

	Financial assets at fair value as at September 30, 2010
	Level 1	Level 2	Level 3	Total
Equities	7,807	-	-	7,807
Share purchase warrants	-	1,458	-	1,458
	7,807	1,458	-	9,265

	Financial assets at fair value as at December 31, 2009
	Level 1	Level 2	Level 3	Total
Equities	4,250	-	-	4,250
Share purchase warrants	-	12,412	-	12,412
	4,250	12,412	-	16,662

During the nine months ended September 30, 2010, the Company sold certain of its equity investments and share purchase warrants recording a loss on sale of $393,684 (gain for the nine months ended September 30, 2009 - $9,285,682).

In July 2010, by way of a non-brokered private placement, the Company acquired 2,000,000 units of Rae Wallace Mining Inc. (“Rae Wallace”) at US$0.25 per unit. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitles the Company to acquire one additional common share of Rae Wallace for US$0.375 per share until September 30, 2012.

In August 2010, the Company invested $5,000,250 in Levon Resources Ltd. as part of a private placement offering. The Company’s investment consists of 6,667,000 units priced at $0.75 per unit. Each unit consists of one common share and one-half of one common share purchase warrant exercisable at $1.20 for a period of 18 months.

FRONTEER GOLD INC. (FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the nine months ended September 30, 2010 and 2009 (unaudited)

7.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

	Total	Additions	Recoveries	Write-	Disposals	Transfer	Total
	December 31,			downs		to Equity	September 30,
(in thousands)	2009					Interest	2010
	$	$	$	$	$	$	$
USA
(Note 7 (a))
Northumberland	80,147	3,712	-	-	-	-	83,859
Long Canyon	15,870	13,914	(7,003)	-	-	-	22,781
Eastern Great Basin	55,438	628	-	-	-	-	56,066
Sandman	22,497	335	-	-	-	-	22,832
Zaca	45,957	72	-	(33,676)	-	-	12,353
Carlin –Cortez	2,163	66	-	(810)	-	-	1,419
Other	16,539	5,942	-	-	(567)	-	21,914
	238,611	24,669	(7,003)	(34,486)	(567)	-	221,224

CANADA
(Note 7 (b))
Michelin Main	50,900	1,845	-	-	-	-	52,745
Jacques Lake	13,918	70	-	-	-	-	13,988
CMB	20,346	-	-	-	-	-	20,346
Other	8,701	481	-	-	-	-	9,182
	93,865	2,396	-	-	-	-	96,261

TURKEY & OTHER
(Note 7 (c))
TV Tower	36	55	-	-	-	(91)	-
Isper	167	5	-	-	-	-	172
Aktarma	57	7	-	-	-	-	64
Yuntdag	3	7	-	-	-	-	10
Other	-	156	-	-	-	-	156
	263	230	-	-	-	(91)	402

	332,739	27,295	(7,003)	(34,486)	(567)	(91)	317,887

FRONTEER GOLD INC. (FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the nine months ended September 30, 2010 and 2009 (unaudited)

7.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

(in thousands)	USA	Canada	Turkey & Other	Total

December 31, 2009	$238,611	$93,865	$263 $	332,739

Acquisition of Nevada Eagle
(Note 5)	4,763	-	-	4,763

2010 expenditures:
Acquisition costs	28	2	-	30
Assaying & geochemical	1,092	9	2	1,103
Camp & field costs	464	309	-	773
Claim maintenance and advance royalty fees	2,219	-	-	2,219
Drilling	7,957	-	-	7,957
Engineering studies	2,401	192	-	2,593
Environmental	250	456	-	706
Geophysics	160	-	-	160
Transportation	265	349	8	622
Wages, consulting and management fees	4,539	972	11	5,522
Other	531	107	209	847
	24,669	2,396	230	27,295

Exploration costs written-off	(34,486)	-	-	(34,486)
Recoveries	(7,003)	-	-	(7,003)
Transfer to Equity Interest	-	-	(91)	(91)
Disposals	(567)	-	-	(567)
	(42,056)	-	(91)	(42,147)

September 30, 2010	221,224	96,261	402	317,887

(a)	USA

The Northumberland Project

The Northumberland deposit is located in northern Nye County in central Nevada, and is owned 100% by the Company.

A portion of the claims at Northumberland are covered by a June 1991 lease agreement between the Company and a private party as lessor, with a term that extends as long as the Company pays annual advance royalties of US$20,000 to the lessor. These payments are credited against a 4% Net Smelter Return (“NSR”) royalty from minerals produced from the claims. None of the existing deposits at Northumberland are situated on these claims.

In addition, a small portion (less than 1%) of the area on which the Northumberland Project deposits are currently located are subject to an NSR royalty of 1% payable to third party lessors.

FRONTEER GOLD INC. (FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the nine months ended September 30, 2010 and 2009 (unaudited)

7.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

Long Canyon Project

The Long Canyon Property is located in northeastern Nevada.

In 2006, the Company entered into a joint venture agreement for the Long Canyon Project with AuEx Ventures (“AuEx”) whereby the two parties combined their land positions in the Long Canyon area. The Company was obligated to spend $5 million of exploration expenditures within a five year period (completed September 2008) to earn a 51% interest in the project.

Both the Company and AuEx reserve a 3% NSR royalty on the claims they each contributed to the venture.

On August 30, 2010, the Company announced it had entered into an arrangement to acquire 100% of the outstanding common shares of AuEx Ventures Inc. (“AuEx”) by way of plan of arrangement. Under the plan of arrangement, AuEx shareholders will receive 0.645 of a Fronteer Gold share, $0.66 in cash and 0.5 of a share in a new exploration company, Renaissance Gold Inc. (“Renaissance”) for each AuEx share. Renaissance will own all of AuEx’s exploration assets outside of the Pequops District and have $5.0 million in cash.

The transaction closed on November 1, 2010, at which time the Company issued 29,761,280 common shares and paid $30,453,719 in cash to the former AuEx shareholders to complete the acquisition. In addition, the Company paid $4,696,546 in cash to Renaissance in order to facilitate the Company’s acquisition of 9.9% ownership in Renaissance.

Sandman Project

The Sandman Project which is owned 95% by the Company consists of various lode mining claims fee lands, which were subleased from Newmont Mining Corporation (“Newmont”) beginning in September 1997.

Under a sublease from Newmont, the Company was required to pay annual advance royalty payments of approximately, $67,200 from 2008 through 2012, and $134,400 starting in 2013. The Newmont sublease has a primary term of ten years, and may be extended for an additional ten years by payment of annual advance royalties. Commercial production is required to extend the term of the Newmont sublease beyond 2017. Under a separate lease for the Ten Mile project, the Company was required to make annual lease payments of $24,000 reducing to $20,000 in 2009 through 2014. These lease payments will now be paid by Newmont. Sandman is also subject to NSR royalties on various of its mineral claims ranging from 1% to 6%.

In June 2008 the Company and Newmont signed a two phase option and joint venture agreement whereby Newmont may earn an initial 51% interest in Sandman within 36 months by spending a minimum US$14,000,000 on exploration, making a production decision supported by a bankable feasibility study, reporting reserves, making a commitment to fund and construct a mine, advancing the necessary permits, and contributing adjacent mineral interest to the joint venture. As part of phase two, Newmont may earn an additional 9% interest in Sandman by spending a further US$9,000,000 on development.

Provided that Newmont completes its phase two earn-in requirements, Newmont is entitled to recover US$3,750,000 from 90% of the Company's share of production, less production costs, until that amount is recovered in full. The Company can elect to have Newmont arrange financing for its 40% share of ongoing development costs. Newmont must obtain repayment of the amount advanced, plus interest, solely from up to 80% of the Company's share of production, less production costs. The Company retains a 2% NSR royalty on production of the first 310,000 ounces at Sandman.

Other Eastern Great Basin Properties - KB, Tug, Gollaher Mountain and Loomis Mountain

The EGB Properties are located in northeastern Nevada and northwestern Utah. The EGB Properties consist of fee lands on which the Company owns between 25% and 100% of the mineral interest, unpatented mining claims, state mineral leases and leased fee lands. A portion of the fee lands in the EGB Projects are covered by an August 2001 mining lease with a third party lessor who owns a 61.76% interest in the mineral estate. That mining lease has a term running through August of 2021 and so long thereafter as the Company is engaged in exploration, development, mining or processing operations on the lands covered by the lease. The lease requires the payment of an annual advance royalty of US$15,000 to the lessor. The TUG/KB and other claims in the EGB are subject to royalties ranging from 0.625% to 5%.

FRONTEER GOLD INC. (FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the nine months ended September 30, 2010 and 2009 (unaudited)

7.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

Zaca Project

The Zaca Project, owned 100% by the Company, is located in Alpine County, California. The Company holds the Zaca Project as the assignee of a lease agreement. There is a 5% NSR royalty payable on certain of the Zaca claims.

Carlin Cortez Trends Project

The Carlin-Cortez Trends properties encompass a land position located in Humboldt, Eureka, Elko and Lander Counties in north central Nevada, primarily to the north of the towns of Carlin and Battle Mountain. The majority of the land position at the Carlin-Cortez Trends Project consists principally of the Company’s privately owned property, of which it owns 100% of the mineral rights.

A portion of the unpatented claims comprising the Carlin-Cortez Trends Project, are subject to a 0.5% NSR royalty, and a smaller portion are subject to an additional sliding-scale NSR royalty ranging from 4% (when the price of gold is less than $700 per ounce) to 7.75% (when the price of gold is greater than $1,000 per ounce).

Nevada Eagle Properties (Note 5)

The Nevada Eagle properties acquired in April 2010 include 52 prospective gold properties covering over 70 square miles of gold trends primarily in Nevada. The properties consist of 100% owned properties, properties under lease and option agreements, and properties subject to NSR royalty. Properties under lease and option agreements have an aggregate of US$519,250 in annual payments to Nevada Eagle. NSR royalty provisions payable to Nevada Eagle range from 1% to 6% on the various properties.

Subsequent to September 30, 2010, the Company signed a definitive agreement to sell a 100% interest in 10 mineral properties to Bridgeport Ventures Inc. (“Bridgeport”) (BVI-TSX). As consideration the Company will receive 4,500,000 common shares of Bridgeport and will reserve a 2% net smelter royalty on each of the projects. The transaction is expected to close on or before November 15, 2010.

(b)	Canada

The Labrador Properties (Michelin Main, Jacques Lake and CMB) consist of a series of uranium deposits and occurrences, located in the Central Mineral Belt of central Labrador, Canada, and are owned 100% by Aurora Energy Resources Inc (“Aurora”), a wholly owned subsidiary of the Company. The Properties are subject to a 2% NSR royalty owing to an independent third party. In 2009, the Company acquired a 100% interest in Aurora.

FRONTEER GOLD INC. (FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the nine months ended September 30, 2010 and 2009 (unaudited)

7.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

(c)	Turkey & Other

The Company owns an interest in a number of early stage exploration projects, located in northern and northwestern Turkey.

In 2010, the Company paid US$150,000 to Rae Wallace for a three year option to earn a 51% interest in up to two properties within a 23,500 square kilometer area that Rae Wallace currently owns or acquires, within the next three years. To earn a 51% interest in a property, the Company must spend the greater of US$150,000 or three times Rae Wallace’s expenditures on the property, from the date of our agreement. In addition, should Rae Wallace wish to joint venture any other project in this area of interest, it must first offer the joint venture opportunity to the Company.

8.	EQUITY INVESTMENTS IN TURKISH PROPERTIES

Halilaga and TV Tower Properties

The Company owns 40% of the Halilaga project through a 40% ownership stake in a Turkish company, controlled by (60%) a Turkish subsidiary ("TMST") of Teck Resources Limited. A separate Turkish company, also owned 40% by the Company, holds other minor mineral interests in northwestern Turkey, including the TV Tower property. The Company accounts for these investments as equity investments.

Under the equity method of accounting , the Company’s percentage interest in the net assets and results of operations of the projects are presented in a single line on the balance sheet as “Investment in Turkish Properties” and in the statement of operations as “Equity income from Turkish Properties”, respectively. For the Halilaga and TV Tower properties the Company has transferred the expenditures it has incurred from “Exploration properties and deferred exploration expenditures” to “Investment in Turkish Properties”.

Agi Dagi and Kirazli Properties

In December 2009, the Company, Teck Resources Limited and TMST announced they entered into a definitive agreement with Alamos Gold Inc. (“Alamos”) providing for the sale of 100% of the Agi Dagi and Kirazli projects. On January 6, 2010, the Company announced that it had completed the sale of its Agi Dagi and Kirazli gold projects to Alamos. Total consideration received was comprised of US$40 million and 4 million shares of Alamos, which was split pro-rata based on respective ownership percentage.

Should the Agi Dagi and Kirazli properties go into production, the Company retains an obligation to TMST to pay a production bonus of US$10 per ounce of gold from the originally defined resource areas at Agi Dagi and Kirazli, subject to a maximum of 600,000 ounces of gold on Agi Dagi and 250,000 ounces of gold at Kirazli. Accordingly the Company has recorded a long-term liability equal to the discounted fair value of the production bonus payable in future years should the Agi Dagi and Kirazli projects go into production. This long term liability has reduced the gain the Company has recognized on the sale of the Agi Dagi and Kirazli properties.

FRONTEER GOLD INC. (FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the nine months ended September 30, 2010 and 2009 (unaudited)

9.	SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of common shares with no par value.

Stock Option Plans:

Fronteer Employee Stock Option Plan

The Company maintains a stock option plan (the “Plan”), approved by the shareholders on May 2, 2007, whereby the Board of Directors may, from time to time, grant to employees, officers and directors of, or consultants to the Company options to acquire common shares in such numbers and for such terms as may be determined by the Board, in an amount up to 10% of the total number of common shares issued and outstanding from time to time. The options are non-assignable and may be granted for a term not exceeding 10 years. The exercise price of the options is fixed by the Board at the time of grant in accordance with the terms of the Plan.

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted Average
	Shares	Exercise Price
Balance, December 31, 2009	6,953,400	$6.55
Options granted	2,845,000	4.45
Options exercised	(652,500)	2.67
Options forfeited	(115,000)	4.01
Balance, September 30, 2010	9,030,900	$6.20

Options exercisable at September 30, 2010 totaled 6,170,275 (December 31, 2009 – 5,017,358).

At September 30, 2010, the Company had incentive stock options issued to directors, officers, employees and key consultants to the Company outstanding as follows:

			Weighted		Weighted average
	Number of	Weighted average	average	Number of	exercise
	options	remaining	exercise	options	price of options
Range of prices	outstanding	contractual life	price	exercisable	exercisable
		(in years)	$		$
$2.00 to $2.99	30,000	8.47	2.89	15,000	2.89
$3.00 to $3.99	2,260,000	8.43	3.13	1,450,000	3.12
$4.00 to $4.99	2,870,000	8.85	4.37	1,183,750	4.38
$5.00 to $5.99	195,000	8.89	5.68	63,750	5.52
$6.00 to $6.99	728,400	0.61	6.50	728,400	6.50
$8.00 to $8.99	1,517,500	7.02	8.07	1,299,375	8.07
$9.00 to $9.99	130,000	2.00	9.46	130,000	9.46
$10.00 to $10.99	355,000	1.51	10.20	355,000	10.20
$11.00 to $11.99	60,000	2.16	11.10	60,000	11.10
$14.00 to $14.99	835,000	1.42	14.24	835,000	14.24
$16.00 to $16.99	50,000	1.55	16.09	50,000	16.09
	9,030,900	6.61	6.20	6,170,275	7.06

FRONTEER GOLD INC. (FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the nine months ended September 30, 2010 and 2009 (unaudited)

9.	SHARE CAPITAL (continued)

Aurora Energy Resources Inc. – Stock Option Plan:

Effective April 21, 2009, the Company assumed the Aurora Stock Option Plan, however no further issuances of stock options will occur. Stock options outstanding at the date of acquisition will continue to vest under the original grant date terms. Stock options outstanding under the Aurora Stock Option Plan are exercisable into common shares of Fronteer based on the conversion ratio of 0.825 of a Fronteer common share for each Aurora stock option exercised.

The summary below presents all stock option transactions and options outstanding after factoring in the conversion ratio for the Aurora Stock Option Plan:

		Weighted Average
	Shares	Exercise Price
Balance, December 31, 2009	4,762,452	$7.73
Options exercised	(342,271)	3.07
Options forfeited	(122,777)	14.07
Balance, September 30, 2010	4,297,404	$7.93

Options exercisable at September 30, 2010 totaled 4,087,571 (December 31, 2009 – 4,028,194).

At September 30, 2010, under the Aurora Stock Option Plan after factoring in the conversion ratio the table below presents stock options issued and outstanding and exercisable:

		Weighted	Weighted		Weighted average
	Number of	average	average	Number of	exercise
	options	remaining	exercise	options	price of options
Range of prices	outstanding	contractual life	price	exercisable	exercisable
		(in years)	$		$
$1.00 to $1.99	24,752	3.03	1.99	12,375	2.36
$2.00 to $2.99	1,274,326	3.09	2.76	1,076,870	2.75
$4.00 to $4.99	1,325,226	0.39	4.36	1,325,226	4.36
$6.00 to $6.99	82,500	0.84	6.16	82,500	6.16
$9.00 to $9.99	206,250	0.90	9.19	206,250	9.19
$11.00 to $11.99	303,600	1.01	11.10	303,600	11.10
$14.00 to $14.99	41,250	1.09	14.55	41,250	14.55
$16.00 to $16.99	206,250	1.14	16.05	206,250	16.05
$17.00 to $17.99	610,500	1.46	17.42	610,500	17.42
$18.00 to $18.99	94,875	1.58	18.82	94,875	18.82
$19.00 to $19.99	107,250	1.46	19.77	107,250	19.77
$21.00 to $21.99	20,625	1.60	21.85	20,625	21.85
	4,297,404	1.78	7.93	4,087,571	8.19

FRONTEER GOLD INC. (FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the nine months ended September 30, 2010 and 2009 (unaudited)

9.	SHARE CAPITAL (continued)

Acquisition Stock Option Plan – NewWest Gold Corporation:

In August 2007, the Company’s Board of Directors approved an acquisition stock option plan, whereby such plan was used to grant replacement options to the former holders of NWG options with Fronteer stock options.

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted Average
	Shares	Exercise Price
Balance, December 31, 2009	19,500	$9.62
Options expired	-	-
Balance, September 30, 2010	19,500	$9.62

Options exercisable at September 30, 2010 totaled 19,500 (December 31, 2009 – 19,500).

At September 30, 2010, under the Acquisition Stock Option Plan the Company had stock options issued and outstanding, and exercisable as follows:

	Number of	Weighted average	Weighted
	options	remaining	Average Exercise
Price	outstanding	contractual life	Price
$9.62	19,500	1.98 years	$9.62

Stock-based compensation:

For the period ended September 30, 2010, the Company recorded compensation cost on the grant of stock options to employees and non-employees. For the purposes of estimating the fair value of options using the Black-Scholes option pricing model, certain assumptions are made such as expected dividend yield, volatility of the market price of the Company’s shares, risk-free interest rates and expected average life of the options.

The fair value of options granted during the period ended September 30, 2010 ranged from $2.84 to $3.87 per option. The fair value of each option granted was determined using the Black-Scholes option pricing model and used the following range of assumptions:

	September 30,	December 31,
	2010	2009
Risk free interest rate	2.846% to 3.36%	1.43% to 2.33%
Expected life	5.25 to 6.29 years	3.7 to 4.8 years
Expected volatility	76.2% to 78.8%	78.9% to 81.6%
Expected dividend yield	0.0%	0.0%

For the period ended September 30, 2010, the Company has capitalized a total of $1,412,538 (2009 - $1,108,000) of stock-based compensation expense to exploration properties and deferred exploration expenditures and charged to the Statement of Operations a total of $5,049,082 (2009 - $3,855,226) of stock-based compensation expense.

FRONTEER GOLD INC. (FORMERLY FRONTEER DEVELOPMENT GROUP INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to the Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share and share amounts)
For the nine months ended September 30, 2010 and 2009 (unaudited)

10.	COMMITMENTS

The Company has entered into operating leases for premises and office equipment. Total minimum operating lease commitments approximate $3,921,166. Minimum rental commitments for the following years are as follows:

Amount
Year	(in thousands)
$
2010	333
2011	1,128
2012	803
2013	471
2014	254
Subsequent to 2014	932
3,921

The company is also responsible for its share of property taxes and operating costs on office premises leases.

11.	SEGMENTED INFORMATION

Geographical segmented information:

The Company has five geographical segments: Canada, United States, Mexico, Turkey and Peru. The total assets attributable to the geographical locations relate primarily to its exploration properties and deferred exploration expenditures and have been disclosed in Notes 7 and 8. Net income (loss) (in thousands) by segment for the three and nine months ended September 30, 2010 is as follows:

	Three months	Nine months
	ended	ended
	September 30,	September 30,
Segment	2010	2010
	$	$
Canada	(1,884)	(11,247)
United States	(18,224)	(20,276)
Mexico	68	24
Turkey	(1,117)	18,647
Peru	-	-
	(21,157)	(12,852)

12.	SUBSEQUENT EVENTS

Subsequent to September 30, 2010, the Company granted 75,000 options to an employee. The options vest one-third after 12, 24 and 36 months and have a ten year life. Also 106,174 options were exercised by employees for gross proceeds of $447,177 to the Company.

CORPORATE INFORMATION

Corporate Head Office - Vancouver	Directors
1650 – 1055 West Hastings Street	Oliver Lennox-King, Chairman
Vancouver, British Columbia	Mark O’Dea
Canada V6E 2E9	George Bell
Scott Hand
Phone: 604-632-4677	Lyle Hepburn
Fax: 604-632-4678	Donald McInnes
Website: www.fronteergold.com	Jo Mark Zurel
Email: info@fronteergold.com

Information Office - Toronto	Officers and Management
80 Richmond St. West, 12th Floor	Mark O’Dea, President & Chief Executive Officer
Toronto, Ontario	Troy Fierro, Chief Operating Officer
Canada	Sean Tetzlaff, Chief Financial Officer & Corporate Secretary
Phone: 416-362-5556	Ian Cunningham Dunlop, Vice President, Exploration
Fax: 416-362-3331	Jim Lincoln, Vice President, Operations
John Dorward, Vice President, Business Development
Exploration Office - US	Chris Lee, Chief Geoscientist
1031 Railroad St.
Elko, Nevada	Registrar and Transfer Agents
89801-3975	Equity Transfer and Trust Company
USA	400 – 200 University Avenue
Toronto, Ontario, M5H 4H1
Exploration Office - St. John's, NFLD	Canada
Suite 600, TD Place
140 Water Street	Registrar and Transfer Company
St. John's, NL	10 Commerce Drive, PO Box 1727
A1C 1K4	Cranford, NJ, 07016
USA
Exploration Office - Turkey
Agola Madencilik Ltd. Sti	Auditors
Nilgun Sokak 14/15	PricewaterhouseCoopers LLP, Chartered Accountants
Cankaya - Ankara	700 – 250 Howe Street
06680 Turkey	Vancouver, British Columbia, V6C 3S7

Shares Quoted
Toronto Stock Exchange: FRG
NYSE Amex FRG